Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to redeem $500 million in Senior Notes on June 1, 2021

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, April 29, 2021 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) announced today it will redeem all of the outstanding 5.125% Senior Notes due September 1, 2021 (the “Notes”), which have an aggregate principal amount of $500 million, on June 1, 2021 (the “Redemption Date”).

The Notes will be redeemed at a redemption price equal to the principal amount of the outstanding Notes plus accrued and unpaid interest to, but not including, the Redemption Date, in accordance with the terms of the Notes. Interest on the Notes will cease to accrue from and after the Redemption Date.

After the Notes are redeemed, $1,250 million in aggregate principal amount of Kinross Senior Notes will remain outstanding, with the next maturity date on March 15, 2024 for $500 million in aggregate principal amount.

Questions regarding the redemption of the Notes issued by Kinross should be directed to Wells Fargo Bank, N.A. at Wells Fargo, CTSO Mail Operations, 600 S 4th Street, 7th floor, Minneapolis MN 55415, or at 1-800-344-5128.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com